FREDRIKSON & BYRON, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, Minnesota 55402-1425
Main: (612) 492-7000
Fax: (612) 492-7077
November 21, 2008

VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
Division of Corporation Finance (Mail Stop 6010)
100 F Street N.E.
Washington, D.C. 20549

Re:	Hana Biosciences, Inc.
Registration Statement on Form S-3
Filed on November 3, 2008
File No. 333-154942

Dear Mr. Riedler:

As counsel for the Company and on its behalf, this letter will respond to your comment letter dated November 12, 2008 with respect to the above-referenced registration statement (the “Comment Letter”). Enclosed herewith for filing via Edgar is the Company’s Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement”). Also enclosed for your convenience is a marked copy of the Registration Statement showing changes from the November 3, 2008 filing.

On the Company’s behalf, we hereby respond to the numbered comments contained in the Comment Letter, as follows:

1.
We note that your registration statement does not disclose the exercise price of the warrants to be exercised in this transaction. Please revise your disclosure to include the exercise price of those warrants.

Response: The Company has revised the Registration Statement to include the exercise price of the warrants covering the shares to be offered by the prospectus. See the disclosures in the Registration Statement under the captions “Summary - Recent Developments” (page 4) and “Selling Stockholders” (page 21).

Jeffrey P. Riedler
November 21, 2008

2.
We note that you are seeking to register 1,020,163 shares on this registration statement. However, the sum of shares disclosed in the selling stockholder table is 850,136 shares, leaving 170,027 shares unaccounted for. Please revise this disclosure to include all shares to be registered in the selling stockholder table.

Response: As described in the paragraphs on page 21 preceding the selling stockholder table, the additional 170,027 shares relate to shares that may become issuable pursuant to an anti-dilution feature included in the warrants. In accordance with the undersigned’s telephone discussion with the Staff on November 18, 2008, the Company has revised the selling stockholder table to include an additional column reflecting each selling stockholder’s respective share of the total 170,027 additional anti-dilution shares.

* * *

Please contact the undersigned at (612) 492-7369 if you have any questions with respect to the responses contained in this letter or the Registration Statement.

Sincerely,

/s/ Christopher J. Melsha

Christopher J. Melsha
Attorney
Direct Dial: 612.492.7369
Email: cmelsha@fredlaw.com

cc:	Mr. Michael Rosenthall, Esq.
Mr. John P. Iparraguirre